SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON SEPTEMBER 18, 2019.

CNPJ/MF nº 33.042.730/0001-04

NIRE: 35300396090

1. Date: September 18, 2019.

2. Time: 17.30pm

3. Location: Av. Brigadeiro Faria Lima, nº 3400 - 20th floor, São Paulo - SP

4. Call Notice: Dismissed in view of the attendance of all members of the Board of Directors.

5. Attendance: Benjamin Steinbruch, Yoshiaki Nakano, Fabiam Franklin, Antonio Bernardo Vieira Maia and Miguel Ethel Sobrinho - Counselors; Claudia Maria Sarti - General Secretary of the Board of Directors.

6. Subject Matters: Dividend Distribution - The Board of Directors, unanimously, pursuant to art. 31 of the By-Laws, approved the proposal for the distribution of interim dividends to the balance sheet income account as of June 30, 2019, in the amount of R$412.658.934,30 (four hundred and twelve million, six hundred and fifty-eight thousand, nine hundred and thirty-four reais and thirty cents), corresponding to R$0.299003394462 per share, as anticipation of the minimum mandatory dividend referred to in article 202 of the Brazilian Corporation Law. September 30, 2019, for shareholders domiciled in Brazil. The shareholders registered at the depositary institution, Banco Bradesco S.A., are entitled to receive dividends on September 23, 2019 and, as from September 24, 2019, the shares will be traded ex-dividends. There being no further business to discuss, the meeting was adjourned, from which these minutes were drawn up, which were read and found to be in conformity, and were signed by those present..

We attest that the resolutions herein transcribed are true to the original of the minutes filed at the Company's Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 20, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.